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                    UNITED STATES                     OMB Number: 3235-0145
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                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                 FIND/SVP, INC.

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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share

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                         (Title of Class of Securities)

                                  317718302000

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                                 (CUSIP Number)

                                December 27, 2000

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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)

        [x] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No.  317718302000

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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above person (entities only)

   Leviticus Partners, LP
   IRS # 13-3896587

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                              (a)  [ ]

                                                              (b)  [ ]

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3.   SEC Use Only
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4.   Citizenship or Place of Organization                 Delaware
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Number of         5.  Sole Voting Power                   499,700
Shares             ------------------------------------------------------------------------------------
Beneficially
Owned by          6.  Shared Voting Power                 0
Each               ------------------------------------------------------------------------------------
Reporting
Person With:      7.  Sole Dispositive Power              499,700
                   ------------------------------------------------------------------------------------

                  8.  Shared Dispositive Power            0
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person       499,700

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10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  [ ]

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11. Percentage of Class Represented by Amount in Row (9)  6.6%

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12. Type of Reporting Person (See Instructions)                  PN
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ITEM 1

     (a)       NAME OF ISSUER:

               The name of the issuer is FIND/SVP, INC.  (the "Issuer").

     (b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               The principal executive offices of the Issuer are located at 625 Avenue of the Americas, New York, New York 10011.

ITEM 2

     (a)       NAME OF PERSON FILING:

               The name of the person filing this Report is Leviticus Partners, LP ("Leviticus"). Leviticus is a limited partnership organized under the laws of the State of Delaware. Prior to December 27, 2000, Leviticus beneficially owned 369,700 shares of Common Stock, par value $.0001 per share, of the Issuer (the "Common Stock"). On December 27, 2000, Leviticus purchased an additional 98,000 shares of Common Stock. On December 28, 2000, and December 29, 2000, Leviticus purchased an additional 6,400 and 25,600 shares, respectively, of Common Stock.

     (b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The principal business address of Leviticus is 30 Park Avenue, Suite 12F, New York, New York 10016.

     (c)       CITIZENSHIP:

               Leviticus is a limited partnership organized under the laws of Delaware.

     (d)       TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.0001 per share

     (e)       CUSIP NUMBER:

               317718302000

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE SECTIONS 240.13-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)       [ ]    Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o);

     (b)       [ ]    Bank as defined in section 3(a)(6) of Act
                      (15 U.S.C. 78c);

     (c)       [ ]    Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c);



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     (d)       [ ]   Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e)       [ ]   An investment advisor in accordance with
                     Section 240.13d-1(b)(1)(ii)(E);

     (f)       [ ]   An employee benefit plan or endowment fund in accordance
                     with Section 240.13d- 1(b)(1)(ii)(F);

     (g)       [ ]   A parent holding company or control person in accordance
                     with Section 240.13d-1(b)(1)(ii)(G);

     (h)       [ ]   A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)       [ ]   A church plan that is excluded from the definition of an
                     investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and

     (j)       [ ]   Group in accordance with Section 240.13d-1(b)(1)(ii)(J).


ITEM 4         OWNERSHIP.

               (a) As of December 29, 2000, and as of the date of this filing, Leviticus beneficially owns 499,700 shares of Common Stock.

               (b) As of December 29, 2000, and as of the date of this filing, Leviticus beneficially owns 6.6% of the outstanding shares of Common Stock.

               (c)    (i)    Leviticus has the sole power to vote or to direct
                             the vote of 499,700 shares of Common Stock.

                      (ii) Leviticus has shared power to vote or to direct the vote of 0 shares of Common Stock.

                      (iii) Leviticus has the sole power to dispose or to direct the disposition of 499,700 shares of Common Stock.

                      (iv) Leviticus has shared power to dispose or to direct the disposition of 0 shares of Common Stock.

ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               N/A

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               N/A



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ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               N/A

ITEM 9         NOTICE OF DISSOLUTION OF GROUP.

               N/A

ITEM 10        CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

        After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 5, 2001
                                  LEVITICUS PARTNERS, LP


                                  By:   /s/ ADAM M. HUTT
                                      -----------------------------------------
                                       Name:    Adam M. Hutt
                                       Title:   President, AMH Equity Ltd.
                                                (General Partner of Leviticus)